Lattice
THE INFRASTRUCTURE TECHNOLOGY GROUP

130 Jermyn St
London SW1Y 4UR
www.lattice-group.com

02 JUL 17 AM 12:50

AIR MAIL

Rule 12g3-2(b) File No. 82-5110

02042682

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street. N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

09 July 2002

Dear Sir/Madam

Lattice Group plc
Rule 12g3-2(b) File No. 82-5110

The enclosed Stock Exchange Announcements are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Lattice Group plc ("the Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
JUL 23 2002
THOMSON
FINANCIAL

Yours faithfully,

Andrew Poole
Assistant Secretary

cc Pamela Gibson
Shearman & Sterling

Enclosures

Lattice
THE INFRASTRUCTURE TECHNOLOGY GROUP

130 Jermyn St
London SW1Y 4UR
www.lattice-group.com

ANNOUNCEMENT MADE TO STOCK EXCHANGE

02 JUL 17 AM 12: 50

Rule 12g3-2(b) File No. 82-5110

Lattice Group plc

NOTIFICATION OF CHANGE TO DIRECTOR'S INTERESTS IN SHARES

The Company has today been notified that on 18 June 2002, in line with standing instructions, 63 Lattice Group plc ordinary shares of 10p each were purchased at 176.49p per share and credited to the shareholding of Ken Harvey, Non-executive Director, following reinvestment of the Lattice Group second interim dividend paid on 14 June 2002.

Mr Harvey's revised beneficial holding is now 2,162 Lattice Group plc ordinary shares of 10p each.

19 June 2002

THE INFRASTRUCTURE TECHNOLOGY GROUP

130 Jermyn St
London SW1Y 4UR
www.lattice-group.com

ANNOUNCEMENT MADE TO STOCK EXCHANGE

Rule 12g3-2(b) File No. 82-5110

2 July 2002

LATTICE GROUP PLC

NATIONAL GRID GROUP PLC AND LATTICE GROUP PLC

MERGER UPDATE - OFT MERGER CLEARANCE CONFIRMED

National Grid Group plc (National Grid) and Lattice Group plc (Lattice) welcome the announcement today by The Secretary of State for Trade and Industry that she has decided not to refer the proposed merger of National Grid and Lattice (the "Merger") to the Competition Commission under the provisions of the Fair Trading Act 1973.

The Merger remains subject to the approval of shareholders of National Grid and Lattice, sanction of the Lattice scheme of arrangement by the High Court, and the satisfaction of a number of conditions including regulatory consents and approvals. National Grid and Lattice remain confident that the Merger will complete during autumn 2002.

Enquiries:

National Grid
Investor Relations
Marcy Reed 44 (0) 20 7312 5779
Terry McCormick 44 (0) 20 7312 5785
Louise Clamp 44 (0) 20 7312 5783

Media Relations
Clive Hawkins 44 (0) 20 7312 5757

Citigate Dewe Rogerson
Anthony Carlisle 44 (0) 20 7638 9571

Lattice
Investor Relations
Melissa Sellars 44 (0) 20 7389 3219
Gary Rawlinson 44 (0) 20 7389 3218

Media Relations
Gillian Home 44 (0) 20 7389 3212
Jim Willison 44 (0) 20 7389 3213

The Maitland Consultancy
Angus Maitland 44 (0) 20 7379 5151

Lattice
THE INFRASTRUCTURE TECHNOLOGY GROUP

130 Jermyn St
London SW1Y 4UR
www.lattice-group.com

ANNOUNCEMENT MADE TO STOCK EXCHANGE

Rule 12g3-2(b) File No. 82-5110

Lattice Group plc

Notification of Cessation of Major Interest in Shares

On 3 July 2002, Lattice Group plc received notification from M&G Investments that Prudential plc and all of its subsidiary companies, no longer have a notifiable interest in the issued ordinary share capital of the Company.

3 July 2002

Lattice Group Holdings Ltd is part of Lattice Group
Registered in England No. 4042700
Registered Office 130 Jermyn Street, London SW1Y 4UR